

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Via E-mail
Yvette VanRiper
Assistant General Counsel — Director of Corporate Securities and
Ethics and Assistant Secretary
Masco Corporation
21001 Van Born Road
Taylor, MI 48180

> **Re: TopBuild Corp.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 10, 2015**
> **File No. 1-36870**

Dear Ms. VanRiper:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Compensation of Executive Officers, page 89
2014 Summary Compensation Table, page 89

1.   We note your response to comment 17 of our letter dated March 30, 2015. Given that Masco is spinning off a particular business segment, and that Messrs. Volas, Buck and Peterson were each providing services to the business segment prior to the spin-off and will continue to provide similar services after the spin-off, we continue to believe that you should provide historical compensation disclosure for your named executive officers. Please revise your disclosure accordingly.

2.   We note the disclosure on page 85 that Messrs. Buck and Peterson were awarded amounts in excess of the amounts earned by meeting the performance measures in the 2014 non-equity incentive plan. Amounts paid over and above amounts earned by meeting the performance measure in a non-equity incentive plan should be reported in the bonus column of the summary compensation table. For further guidance, please see Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Grant of Plan-Based Awards, page 90

3.   We note that the restricted stock awards listed under "All Other Stock Awards: Number of Shares of Stock" were awarded pursuant to an equity incentive plan. Please disclose such restricted stock awards in columns (f) through (h) of the Grants of Plan-Based Awards table, or, alternatively, please tell us why you believe the restricted stock awards

should be disclosed under column (i) of the table. See Item 402(d)(2)(iv) of Regulation S-K and Instruction 8 to Item 402(d).

You may contact Kevin Stertzel, Staff Accountant, at 202-551-3723 or John Cash, Accounting Branch Chief, at 202-551-3762 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Erin Jaskot, Staff Attorney, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: Via E-mail
        Bruce K. Dallas, Esq.
        Davis Polk & Wardwell LLP